

FORTUNA
SILVER MINES INC.

CORPORATE OFFICE:
Suite 650-200 Burrard Street
Vancouver, BC Canada V6C 3L6

Tel: +1.604.484.4085
Fax: +1.604.484.4029

MANAGEMENT HEAD OFFICE:
Piso 5. Av. Jorge Chávez #154
Miraflores, Lima – Perú

Tel: +51.1.616.6060, ext.2

TRADING SYMBOL:
NYSE: **FSM**
TSX: **FVI**
BVL: **FVI**
Frankfurt: **F4S.F**
info@fortunasilver.com
WWW.FORTUNASILVER.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE

SECOND QUARTER ENDED JUNE 30, 2014

As at August 12, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

This management's discussion and analysis ("MD&A") is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries ("Fortuna" or the "Company")'s performance and such factors that may affect its future performance. This MD&A, which has been prepared as of August 12, 2014, should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013, the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2014 ("Q2 2014" and "2014", respectively), and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and widely reported in the silver mining industry as benchmarks for performance but that do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company's performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards ("IFRS"). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading "Cautionary Statement on Forward-Looking Statements".

Index

	Page
Business of the Company	2
Second Quarter 2014 Highlights	2
Results of Operations	3
Property Option Agreements	7
Quarterly Information	8
Second Quarter 2014 Financial Results	8
First Six Months 2014 Financial Results	12
Non-GAAP Financial Measures	15
Adjusted Net Income (non-GAAP financial measure)	15
Liquidity and Capital Resources	21
Off-Balance Sheet Arrangements	25
Related Party Transactions (expressed in $'000's)	25
Significant Accounting Judgments and Estimates	26
Financial Instruments and Related Risks (expressed in $'000's)	28
Significant Changes Including Initial Adoption of Accounting Standards	31
New Accounting Standards	32
Other Data	33
Share Position and Outstanding Warrants and Options	33
Other Risks and Uncertainties	33
Controls and Procedures	34
Qualified Person	34
Cautionary Statement on Forward-Looking Statements	35

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Business of the Company

Fortuna is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine ("Caylloma") in southern Peru and the San Jose silver and gold mine ("San Jose") in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company's registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. ("Bateas"); Fortuna Silver (Barbados) Inc. ("Barbados"); Compania Minera Cuzcatlan SA ("Cuzcatlan"); Continuum Resources Ltd. ("Continuum"); Fortuna Silver Mines Peru S.A.C. ("FSM Peru"); and Fortuna Silver Mexico, S.A. de CV. ("FS Mexico").

Second Quarter 2014 Highlights

Second Quarter Financial and Operating Highlights

Net income improved to $2.9 million (Q2 2013: loss $10.6 million) resulting in earnings per share of $0.02 (Q2 2013: loss $0.08). Silver sold increased 44% to 1,610,805 ounces while the realized silver price decreased 15% to $19.63 per ounce from the same period in the prior year. In the second quarter of 2013 ("Q2 2013"), the Company recorded a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to Caylloma, and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions.

Adjusted net income rose to $2.9 million compared to an adjusted net loss of $0.1 million in Q2 2013 after adjusting for the write-off and impairment of mineral properties, property, plant and equipment (refer to non-GAAP financial measures).

Cash flow from operations, before changes in working capital, increased 157% to $15.1 million (Q2 2013: $5.9 million). The increase reflects 47% higher sales over the same period in the prior year.

Basic earnings per share were $0.02 (Q2 2013: loss $0.08). Operating cash flow per share, before changes in working capital items, increased to $0.12 (Q2 2013: $0.05) (refer to non-GAAP financial measures).

Sales comprised 65% silver and 19% gold, compared with 62% and 15%, respectively, in the same period in the prior year.

Silver production increased 52% to 1,630,422 ounces (Q2 2013: 1,074,007 ounces), and gold production rose 64% to 8,519 ounces (Q2 2013: 5,183 ounces).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Consolidated all-in sustaining cash cost per payable ounce of silver for Q2 2014 and 2014, net of by-product credits, were $17.41 and $16.98, respectively, compared to 2014 guidance of $17.14. (refer to non-GAAP financial measures).

Trinidad North Discovery

On July 14, 2014, the Company announced results for additional step-out drilling of the Trinidad North discovery located contiguous with the San Jose Mine in Oaxaca, Mexico. Results are included for eleven drill holes completed from April through June of 2014, confirming that the high-grade silver-gold mineralization remains open along strike to the north and to depth (see Fortuna news release of July 14, 2014).

The Trinidad North discovery was announced in February of 2013 (see Fortuna news release of February 4, 2013) and a maiden resource for the Trinidad North zone was announced in October of 2013. At a 70 g/t Ag Eq cutoff, Inferred Resources at Trinidad North as of the July 4, 2013 data cutoff date were estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au. Resource estimates at higher cutoff grades were also presented and the reader is referred to the October 17, 2013 news release for additional information. Step-out drilling of the Trinidad North discovery was initiated in late September of 2013 with initial results being reported in Fortuna news releases dated November 25, 2013, January 21, 2014, March 10, 2014 and April 29, 2014. An updated resource estimate with a data cutoff date of June 30, 2014 is currently in preparation and expected for publication in October 2014

Management and Board Changes

On April 14, 2014, the vice-president of human and organizational development left the Company to pursue other opportunities. The company is not looking to replace the position at this moment. On April 28, 2014, Tomas Guerrero retired from the Board of Directors.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS						YEAR TO DATE RESULTS					
	Three months ended June 30,						Six months ended June 30,					
	2014			2013			2014			2013		
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	529,011	1,101,411	1,630,422	493,438	580,570	1,074,007	1,068,835	2,098,446	3,167,282	992,882	1,073,343	2,066,225
Gold (oz)	562	7,957	8,519	502	4,681	5,183	1,085	15,583	16,669	1,035	8,641	9,675
Lead (000's lbs)	3,962	-	3,962	4,666	-	4,666	7,855	-	7,855	9,280	-	9,280
Zinc (000's lbs)	6,697	-	6,697	6,131	-	6,131	13,226	-	13,226	12,067	-	12,067
Production cash cost (US$/oz Ag)*	7.72	3.93	5.15	8.78	6.56	7.58	7.32	3.77	4.96	7.84	6.44	7.11
All-in sustaining cash cost (US$/oz Ag)*	15.48	15.77	17.41	24.53	15.58	21.98	14.32	15.12	16.98	24.09	19.68	24.58

* Net of by-product credits

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Silver and gold production for the second quarter and the first six months of 2014 increased over the same period in the prior year by 52% and 64%, and 53% and 72%, respectively, explained largely by the commissioning of the San Jose plant expansion to 1,800 tpd in September 2013, and to 2,000 tpd in April 2014. The Company is on track to meet its guidance for gold and silver production for the year.

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per payable ounce of silver for Q2 2014, net of by-product credits, decreased to $17.41 (Q2 2013: $21.98) as a result of lower sustaining capital and brownfields exploration expenditures, higher payable ounces of silver, and higher by-product credits (refer to non-GAAP financial measures).

All-in sustaining cash cost per payable ounce of silver for 2014, net of by-product credits, decreased to $16.98 (six months ended June 30, 2013 ("2013"): $24.58) as a result of lower sustaining capital and brownfields exploration expenditures, higher payable ounces of silver, and higher by-product credits (refer to non-GAAP financial measures).

All-in sustaining cash cost per payable ounce of silver for Q2 2014 and 2014 are in-line with guidance.

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS		YEAR TO DATE RESULTS	
	Three months ended June 30,		Six months ended June 30,	
	2014	2013	**2014**	2013
Mine Production	**San Jose**	San Jose	**San Jose**	San Jose
Tonnes milled	**167,437**	102,264	**318,145**	195,741
Average tonnes milled per day	**1,925**	1,147	**1,837**	1,112
Silver				
Grade (g/t)	**229**	199	**229**	192
Recovery (%)	**90**	89	**90**	89
Production (oz)	**1,101,411**	580,570	**2,098,446**	1,073,343
Gold				
Grade (g/t)	**1.65**	1.61	**1.70**	1.55
Recovery (%)	**89**	88	**90**	89
Production (oz)	**7,957**	4,681	**15,583**	8,641
Unit Costs				
Production cash cost (US$/oz Ag)*	**3.93**	6.56	**3.77**	6.44
Production cash cost (US$/tonne)	**64.08**	77.18	**65.28**	77.55
Unit Net Smelter Return (US$/tonne)	**162.48**	166.04	**167.43**	181.54
All-in sustaining cash cost (US$/oz Ag)*	**15.77**	15.58	**15.12**	19.68

* **Net of by-product credits**

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The San Jose mine and processing plant were successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014) and studies are currently underway to assess the potential for a further expansion to 3,000 tpd. Production for the first half of 2014 was 2,098,446 ounces ("oz") of silver and 15,583 oz of gold, 96% and 80% above the first half of 2013, respectively. San Jose is on track to meet annual production guidance of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Silver and gold production for Q2 2014 was 90% and 70% above Q2 2013, respectively. The increase is the result of higher throughput of 64%, and higher head grade for silver and gold of 15% and 3%, respectively.

Cash cost per tonne of processed ore for Q2 2014 was $64.08/t, or 17% below the cost in Q2 2013, and is below guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $15.77 in Q2 2014, and $15.12 for the first half of 2014 (refer to non-GAAP financial measures).

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $18.5 million for the six months ended June 30, 2014 and included $3.1 million for mine development, $1.1 million for infill drilling, $3.0 million for brownfields exploration, and $11.3 million for equipment and infrastructure.

In light of the growth of resources over the last year the company has made the decision to advance with engineering studies to address long term tailings management. The project calls for the implementation of filtered tailings and dry-stack disposal. The project is in the engineering phase with a construction decision expected before year end.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Caylloma Mine Review

Caylloma is an underground silver, lead, and zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	QUARTERLY RESULTS		YEAR TO DATE RESULTS	
	Three months ended June 30,		Six months ended June 30,	
	2014	2013	**2014**	2013
Mine Production	**Caylloma**	Caylloma	**Caylloma**	Caylloma
Tonnes milled	**115,920**	113,906	**230,035**	225,322
Average tonnes milled per day	**1,302**	1,280	**1,300**	1,273
Silver				
Grade (g/t)	**170**	167	**172**	170
Recovery (%)	**84**	81	**84**	81
Production (oz)	**529,011**	493,438	**1,068,835**	992,882
Gold				
Grade (g/t)	**0.35**	0.34	**0.34**	0.36
Recovery (%)	**43**	40	**44**	40
Production (oz)	**562**	502	**1,085**	1,035
Lead				
Grade (%)	**1.68**	2.05	**1.67**	2.07
Recovery (%)	**92**	91	**92**	90
Production (000's lbs)	**3,962**	4,666	**7,855**	9,280
Zinc				
Grade (%)	**2.92**	2.81	**2.89**	2.80
Recovery (%)	**90**	87	**90**	87
Production (000's lbs)	**6,697**	6,131	**13,226**	12,067
Unit Costs				
Production cash cost (US$/oz Ag)*	**7.72**	8.78	**7.32**	7.84
Production cash cost (US$/tonne)	**91.70**	93.34	**89.79**	93.76
Unit Net Smelter Return (US$/tonne)	**143.14**	150.00	**145.81**	172.50
All-in sustaining cash cost (US$/oz Ag)*	**15.48**	24.53	**14.32**	24.09

* Net of by-product credits

Silver production for the quarter was 7% above the same period in the prior year as a result of higher metallurgical recovery and slightly higher head grade. Zinc production increased 9% as a result of higher head grade and metallurgical recoveries. Lead production decreased 15% due to reduced head grade. Caylloma is on track to meet annual production guidance of 2.0 million ounces of silver.

Cash cost per tonne at Caylloma for Q2 2014 was $91.70 per tonne of processed ore, a decrease of 2% from Q2 2013 and 4% above annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma in Q2 2014 was $15.48, and $14.32 for the first half of 2014 (refer to non-GAAP financial measures). Management expects to be in-line for the year with the annual guidance of $17.01 with the execution of capital expenditures in the second half of 2014.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $4.6 million for the six months ended June 30, 2014 and included $1.9 million for mine development, $0.5 million for brownfields exploration, and $2.2 million for equipment and infrastructure.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS				YEAR TO DATE RESULTS			
	Three months ended June 30,				Six months ended June 30,			
	2014		2013		2014		2013	
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose	Caylloma	San Jose
Silver Gold								
Opening Inventory (t)	0	245	0	424	0	617	0	466
Production (t)	0	5,209	0	2,888	0	9,628	0	5,616
Sales (t)	0	5,086	0	3,039	0	9,916	0	5,808
Adjustment (t)	0	-55	0	0	0	-15	0	0
Closing Inventory (t)	0	314	0	273	0	314	0	273
Zinc								
Opening Inventory (t)	368	0	404	0	485	0	521	0
Production (t)	5,971	0	5,438	0	11,735	0	10,649	0
Sales (t)	5,289	0	5,498	0	11,192	0	10,844	0
Adjustment (t)	9	0	3	0	30	0	20	0
Closing Inventory (t)	1,059	0	347	0	1,059	0	347	0
Lead								
Opening Inventory (t)	270	0	333	0	208	0	443	0
Production (t)	3,525	0	4,145	0	6,982	0	8,141	0
Sales (t)	3,586	0	4,171	0	7,013	0	8,309	0
Adjustment (t)	26	0	20	0	57	0	52	0
Closing Inventory (t)	234	0	327	0	234	0	327	0

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the "Option") to acquire a 60% interest (the "Interest") in the Tlacolula silver project ("property") located in the State of Oaxaca, Mexico, from Radius Gold Inc.'s wholly owned subsidiary, Radius (Cayman) Inc. ("Radius").

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢ $0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;
➢ $0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;
➢ $0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;
➢ $0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013; and,
➢ $0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at June 30, 2014, the Company had issued an aggregate of 34,589 common shares of the Company, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.

Quarterly Information

The following table provides information for eight fiscal quarters up to June 30, 2014:

Expressed in $000's, except per share data	Quarters ended							
	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12
Sales	44,319	45,480	36,377	30,203	30,101	40,713	37,895	43,835
Mine operating earnings	16,277	17,204	10,373	8,140	6,478	16,784	13,264	19,239
Operating income (loss)	7,623	9,273	(8,312)	2,346	(14,669)	11,006	7,976	12,262
Net income (loss)	2,868	4,853	(14,930)	(264)	(10,571)	6,665	8,472	8,026
Earnings (loss) per share, basic	0.02	0.04	(0.12)	0.00	(0.08)	0.05	0.07	0.06
Earnings (loss) per share, diluted	0.02	0.04	(0.12)	0.00	(0.08)	0.05	0.07	0.06
Total assets	330,791	318,349	302,215	311,170	310,291	327,346	316,983	304,612
Other liabilities	5,269	4,076	2,343	2,850	2,282	2,238	2,250	2,766

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose provisional sales declining by $1.9 million, offset by positive adjustments of $0.7 million. San Jose provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver metal and gold prices of 3% and 1%, respectively.

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver metal price of 2%. Mine operating earnings increased 66% from Q4 2013 as a result of increased sales and the Company's continuing efforts to contain costs. In Q4 2013, the net loss reflects a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from the Mexico special mining royalty.

During Q3 2013, mine operating earnings increased from Q2 2013 in part as a result of the Company's implementation of efforts to contain costs. As part of the Company's cost-reduction program, the Company recorded a $0.5 million restructuring charge in Q3 2013 covering 65 positions. In Q2 2013, the Company recorded a non-cash impairment charge of $15.0 million, before tax and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions that negatively impacted operating income.

Second Quarter 2014 Financial Results

Second quarter net income amounted to $2.9 million (Q2 2013: loss $10.6 million), resulting in earnings per share of $0.02 (Q2 2013: loss $0.08). Silver sold increased 44% to 1,610,805 ounces, while the realized silver price decreased 15% to $19.63 per ounce from the same period in the prior year. Net income was further

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

affected by mark-to-market effects on share-based compensation of $2.4 million. In the second quarter of 2013, the Company recorded a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to Caylloma, and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions.

Adjusted net income rose to $2.9 million compared to an adjusted net loss of $0.1 million in Q2 2013 after adjusting for the write-off and impairment of mineral properties, property, plant and equipment (refer to non-GAAP financial measures).

Mine operating earnings increased 151% over Q2 2013, while gross margins (mine operating earnings over sales) increased from 22% to 37%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs at our San Jose mine (down 17%) as well as higher head grades, and metal recovery for silver and gold. Also explaining the increase in mine operating income quarter over quarter are $5.2 million negative sales adjustments in Q2 2013 compared to positive $1.1 million adjustments in Q2 2014. The sales adjustments are metal price adjustments related to mark-to-market and final settlement.

Cash flow from operations, before changes in working capital, increased 157% to $15.1 million (Q2 2013: $5.9 million).

Basic earnings per share were $0.02 (Q2 2013: loss $0.08). Operating cash flow per share, before changes in working capital items, increased to $0.12 (Q2 2013: $0.05) (refer to non-GAAP financial measures).

Sales for Q2 2014 were $44.3 million (Q2 2013: $30.1 million). Silver and gold ounces sold increased 44% and 55%, respectively, while silver and gold realized prices decreased 15% and 8%, respectively. Sales at San Jose increased 85% to $27.6 million (Q2 2013: $14.9 million) as a result of higher production and positive sales adjustments of $1.0 million (Q2 2013: negative $3.2 million). Sales from Caylloma increased 10% to $16.7 million (Q2 2013: $15.2 million) as a result of lower sales adjustments.

Sales comprised 65% silver and 19% gold, compared with 62% and 15%, respectively, in the same period in the prior year.

The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the second quarter consisted of provisional sales of $43.2 million (Q2 2013: $35.3 million), positive price adjustments of $1.4 million (Q2 2013: negative $3.6 million) and negative assay adjustments of $0.3 million (Q2 2013: negative $1.6 million).

Net realized prices shown below are calculated based on provisional sales pricing, based on contained metals in concentrate sold, and after accounting for payable metal deductions, treatment, and refining charges and before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

		QUARTERLY RESULTS				
		Three months ended June 30,				
		2014			2013	
Sales and Realized Prices	**Caylloma**	**San Jose**	**Consolidated**	Caylloma	San Jose	Consolidated
Provisional Sales	**16,664,952**	**26,573,634**	**43,238,587**	17,216,510	18,088,732	35,305,243
Adjustments *	**62,572**	**1,018,208**	**1,080,780**	(2,044,351)	(3,160,499)	(5,204,850)
Sales	**16,727,525**	**27,591,842**	**44,319,367**	15,172,159	14,928,233	30,100,392
Silver						
Provisional Sales (oz)	**537,984**	**1,072,821**	**1,610,805**	495,532	622,452	1,117,984
Realized Price ($/oz)**	**19.57**	**19.65**	**19.63**	22.82	22.86	22.97
Net Realized Price ($/oz)***	**16.89**	**17.73**	**17.45**	19.78	20.67	20.28
Gold						
Provisional Sales (oz)	**580**	**7,827**	**8,407**	519	4,909	5,428
Realized Price ($/oz)**	**1,285.99**	**1,279.36**	**1,279.82**	1,408.90	1,398.57	1,397.83
Net Realized Price ($/oz)***	**991.40**	**965.62**	**967.40**	1,031.48	1,064.35	1,061.21
Lead						
Provisional Sales (000's lb)	**4,035**	**-**	**4,035**	4,698	-	4,698
Realized Price ($/lb)**	**0.95**	**-**	**0.95**	0.93	-	0.93
Net Realized Price ($/lb)***	**0.71**	**-**	**0.71**	0.67	-	0.67
Zinc						
Provisional Sales (000's lb)	**6,466**	**-**	**6,466**	6,216	-	6,216
Realized Price ($/lb)**	**0.94**	**-**	**0.94**	0.84	-	0.84
Net Realized Price ($/lb)***	**0.64**	**-**	**0.64**	**0.60**	**-**	0.60

* Adjustments consists of mark to market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for Q2 2014 increased 19% to $28.0 million (Q2 2013: $23.6 million), driven by a 67% higher tonnage of concentrate sold. Direct mining costs increased $2.2 million to $21.2 million (Q2 2013: $19.0 million). Depletion and depreciation increased $0.8 million to $5.4 million (Q2 2013: $4.6 million).

Workers' participation for San Jose increased $1.2 million to $1.0 million (Q2 2013: recovery $0.2 million).

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales.)

	Expressed in $ millions							
	Three months ended June 30,							
	2014				2013			
	Caylloma	**San Jose**		**Total**	Caylloma	San Jose		Total
Direct mining costs [1]	**$ 10.6**	**$ 10.6**	**$**	**21.2**	$ 10.7	$ 8.3	$	19.0
Workers' participation	**0.1**	**1.0**		**1.1**	0.1	(0.2)		(0.1)
Depletion and depreciation	**1.8**	**3.6**		**5.4**	2.6	2.0		4.6
Royalty expenses	**0.2**	**0.1**		**0.3**	0.1	-		0.1
	$ 12.7	**$ 15.3**	**$**	**28.0**	$ 13.5	$ 10.1	$	23.6

[1]Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Selling, general and administrative expenses for Q2 2014 increased 52% or $3.0 million to $8.6 million (Q2 2013: $5.6 million). The main driver for the increase was higher share-based payments of $2.5 million, mostly related to mark-to-market effects, in particular the increase in share price. Also explaining the increase were higher general and administrative expenses of $0.5 million, and higher workers' participation of $0.2 million.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, human and organizational development, procurement, and professional service fees. General and administrative expenses for Q2 2014 increased 8% to $4.8 million (Q2 2013: $4.3 million).

	Expressed in $ millions								
	Three months ended June 30,								
	2014					2013			
	Corporate	**Bateas**	**Cuzcatlan**		**Total**	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ **2.8**	$ **1.0**	$ **1.0**	$	**4.8**	$ 2.3	$ 1.1	$ 0.9	$ 4.3
Foreign exchange	**0.3**	**-**	**-**		**0.3**	-	0.2	0.3	0.5
Share-based payments	**3.3**	**-**	**-**		**3.3**	0.8	-	-	0.8
Workers' participation	**-**	**-**	**0.2**		**0.2**	-	-	-	-
	$ **6.4**	$ **1.0**	$ **1.2**	$	**8.6**	$ 3.1	$ 1.3	$ 1.2	$ 5.6

Exploration and evaluation costs for Q2 2014 decreased to $nil (Q2 2013: $0.1 million) as a result of the Company's reduction in its greenfields exploration program.

	Expressed in $ millions			
	Three months ended June 30,			
	2014		2013	
Salaries, wages, and benefits	$	**-**	$	0.1
	$	**-**	$	0.1

Write-off of mineral properties, plant and equipment for Q2 2014 amounted to $nil (Q2 2013: $0.4 million and pertained to the San Luisito concessions).

Impairment of mineral properties, plant and equipment for Q2 2014 amounted to $nil (Q2 2013: $15.0 million and related to the impairment of Caylloma as a result of declining silver prices).

Interest income for Q2 2014 amounted to $0.1 million (Q2 2013: $0.2 million).

Interest expense for Q2 2014 amounted to $0.3 million (Q2 2013: $0.2 million).

Income taxes for Q2 2014 increased to $4.6 million (Q2 2013: recovery $4.1 million) mainly due to the increase in taxes in Mexico and Q2 2013 included a $4.8 million tax impact related to the impairment charge of Caylloma.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

The income tax provision comprises $3.3 million (Q2 2013: $0.2 million) of current expense and $1.3 million of deferred income tax (Q2 2013: recovery $4.3 million) arising from our Peruvian and Mexican operations.

First Six Months 2014 Financial Results

For the six months ended June 30, 2014, net income was $7.7 million compared with a loss of $3.9 million a year ago. Silver sold increased 50% to 3,246,566 ounces, while the realized silver price decreased 25% to $19.91 per ounce from the same period in the prior year. Net income was further affected by mark-to-market effects on share-based compensation of $4.3 million.

In the six months ended June 30, 2013, the Company recorded a $15.0 million non-cash impairment charge, offset by a $4.8 million deferred tax provision, related to Caylloma, and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions.

Adjusted net income for the period was $7.7 million compared to $6.6 million in 2013 after adjusting for the write-off and impairment of mineral properties, property, plant and equipment and net of taxes. (refer to non-GAAP financial measures).

Mine operating earnings increased 44% over the first half of 2013, while gross margins (mine operating earnings over sales) increased from 33% to 37%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs (16% lower at San Jose and 4% lower at Caylloma) as well as higher head grades and metal recovery.

Cash flow from operations, before changes in working capital, increased 44% to $32.0 million (2013: $22.2 million).

Basic earnings per share were $0.06 (2013: loss $0.03). Operating cash flow per share, before changes in working capital items, increased to $0.25 (2013: $0.18) (refer to non-GAAP financial measures).

Sales for the six months ended June 30, 2014 were $89.8 million (2013: $70.8 million). Silver and gold ounces sold increased 50% and 70%, respectively, while silver and gold realized prices decreased 25% and 15%, respectively. Sales at San Jose increased 69% to $56.4 million (2013: $33.4 million) as a result of higher production and a reduction of inventories, while sales from Caylloma decreased 11% to $33.4 million (2013: $37.4 million) as a result of lower silver prices.

The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the second quarter consisted of provisional sales of $88.7 million (2013: $77.4 million), positive price adjustments of $1.8 million (2013: negative $4.7 million) and negative assay adjustments of $0.7 million (2013: negative $1.9 million).

Net realized prices shown below are calculated based on provisional sales pricing, based on contained metals in concentrate sold, and after accounting for payable metal deductions, treatment, and refining charges and before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

		YEAR TO DATE RESULTS				
		Six months ended June 30,				
	2014			2013		
Sales and Realized Prices	**Caylloma**	**San Jose**	**Consolidated**	Caylloma	San Jose	Consolidated
Provisional Sales	**33,626,048**	**55,062,397**	**88,688,444**	40,159,452	37,244,910	77,404,362
Adjustments *	**(270,478)**	**1,381,393**	**1,110,915**	(2,747,983)	(3,842,718)	(6,590,701)
Sales	**33,355,570**	**56,443,789**	**89,799,360**	37,411,469	33,402,192	70,813,661
Silver						
Provisional Sales (oz)	**1,074,738**	**2,171,828**	**3,246,566**	1,034,501	1,125,521	2,160,022
Realized Price ($/oz)**	**20.00**	**19.86**	**19.91**	26.64	26.17	26.54
Net Realized Price ($/oz)***	**17.30**	**18.11**	**17.85**	23.42	23.80	23.62
Gold						
Provisional Sales (oz)	**1,088**	**16,061**	**17,149**	1,062	9,047	10,109
Realized Price ($/oz)**	**1,292.45**	**1,278.10**	**1,279.01**	1,521.92	1,504.87	1,503.00
Net Realized Price ($/oz)***	**983.62**	**978.77**	**979.09**	1,130.23	1,155.87	1,153.17
Lead						
Provisional Sales (000's lb)	**7,890**	**-**	**7,890**	9,483	-	9,483
Realized Price ($/lb)**	**0.95**	**-**	**0.95**	0.99	-	0.99
Net Realized Price ($/lb)***	**0.71**	**-**	**0.71**	0.72	-	0.72
Zinc						
Provisional Sales (000's lb)	**13,156**	**-**	**13,156**	12,285	-	12,285
Realized Price ($/lb)**	**0.93**	**-**	**0.93**	0.88	-	0.88
Net Realized Price ($/lb)***	**0.64**	**-**	**0.64**	0.64	-	0.64

* Adjustments consists of mark to market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

   Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Cost of sales for the six months ended June 30, 2014 increased 18% to $56.3 million (2013: $47.6 million), driven by a 71% higher tonnage of concentrate sold. Direct mining costs increased $4.9 million to $42.0 million (2013: $37.1 million). Depletion and depreciation increased $1.9 million to $11.1 million (2013: $9.3 million).

Workers' participation for San Jose increased $1.8 million to $2.1 million (2013: $0.3 million).

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales.)

	Expressed in $ millions						
	Six months ended June 30,						
	2014			2013			
	Caylloma	**San Jose**	**Total**	Caylloma	San Jose		Total
Direct mining costs [1]	$ **20.5**	$ **21.5**	$ **42.0**	$ 21.4	$ 15.7	$	37.1
Workers' participation	**0.4**	**2.1**	**2.5**	0.5	0.3		0.8
Depletion and depreciation	**3.6**	**7.5**	**11.1**	5.0	4.3		9.3
Royalty expenses	**0.4**	**0.3**	**0.7**	0.4	-		0.4
	$ **24.9**	$ **31.4**	$ **56.3**	$ 27.3	$ 20.3	$	47.6

[1]Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

Selling, general and administrative expenses for the six months ended June 30, 2014 increased 47%, or $5.2 million to $16.5 million (2013: $11.3 million). The main driver for the increase was higher share-based

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

payments of $4.2 million mostly related to mark-to-market effects, in particular the increase in share price . Also explaining the increase were higher general and administrative expenses of $0.8 million, and higher workers' participation of $0.4 million.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, human and organizational development, procurement, and professional service fees. General and administrative expenses for 2014 increased 10% to $10.0 million (2013: $9.2 million).

	Expressed in $ millions								
	Six months ended June 30,								
	2014					2013			
	Corporate	**Bateas**	**Cuzcatlan**		**Total**	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ **6.4**	$ **1.7**	$ **1.9**	$	**10.0**	$ 5.5	$ 1.8	$ 1.9	$ 9.2
Foreign exchange	**(0.1)**	**-**	**-**		**(0.1)**	(0.1)	0.2	-	0.1
Share-based payments	**6.0**	**-**	**-**		**6.0**	1.8	-	-	1.8
Workers' participation	**-**	**0.1**	**0.5**		**0.6**	-	0.1	0.1	0.2
	$ **12.3**	$ **1.8**	$ **2.4**	$	**16.5**	$ 7.2	$ 2.1	$ 2.0	$ 11.3

Exploration and evaluation costs for the six months ended June 30, 2014 decreased to $nil (2013: $0.3 million) as a result of the Company's reduction in its greenfields exploration program.

	Expressed in $ millions			
	Six months ended June 30,			
	2014			2013
Salaries, wages, and benefits	$	**-**	$	0.2
Direct costs		**-**		0.1
	$	**-**	$	0.3

Write-off of mineral properties, plant and equipment for the six months ended June 30, 2014, amounted to $nil (2013: $0.4 million and pertained to the San Luisito concessions).

Impairment of mineral properties, plant and equipment for the six months ended June 30, 2014, amounted to $nil (2013: $15.0 million and related to the impairment of Caylloma as a result of declining silver prices).

Interest income for the six months ended June 30, 2014, amounted to $0.1 million (2013: $0.4 million).

Interest expense for the six months ended June 30, 2014, amounted to $0.5 million (2013: $0.4 million).

Income taxes for the six months ended June 30, 2014, increased to $8.8 million (2013: $0.2 million) mainly due to the increase in taxes in Mexico and 2013 included a $4.8 million tax impact related to the impairment charge of Caylloma.

The income tax provision comprises $5.6 million (2013: $2.1 million) of current expense and $3.2 million of deferred income tax (2013: recovery $1.9 million) arising from our Peruvian and Mexican operations.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Non-GAAP Financial Measures

Adjusted Net Income (non-GAAP financial measure)

		Expressed in $ millions			
		Three months ended June 30,		Six months ended June 30,	
		2014	2013	**2014**	2013
NET (LOSS) INCOME FOR THE PERIOD	$	**2.9** $	(10.6) $	**7.7** $	(3.9)
Items of note, net of tax:					
Write-off of mineral properties		**-**	0.3	**-**	0.3
Impairment of mineral properties, plant and equipment		**-**	10.2	**-**	10.2
ADJUSTED NET INCOME (LOSS) FOR THE PERIOD [1]		**2.9**	(0.1)	**7.7**	6.6

[1] A non-GAAP financial measure

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

		Expressed in $'000's (except per share measures)			
		Three months ended June 30,		Six months ended June 30,	
		2014	2013	**2014**	2013
Net income (loss) for the period	$	**2,868** $	(10,571) $	**7,721** $	(3,906)
Items not involving cash		**12,627**	17,173	**25,754**	27,515
	$	**15,495** $	6,602 $	**33,475** $	23,609
Income taxes paid		**(472)**	(978)	**(1,598)**	(1,870)
Interest expense paid		**(2)**	(5)	**(4)**	(12)
Interest income received		**68**	259	**130**	429
Cash generated by operating activities before changes in working capital	$	**15,089** $	5,878 $	**32,003** $	22,156
Divided by					
Weighted average number of shares ('000's)		**126,320**	125,307	**126,165**	125,295
Operating cash flow per share before changes in working capital [1]	$	**0.12** $	0.05 $	**0.25** $	0.18

[1] A non-GAAP financial measure

Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company's performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards ("IFRS"), and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and six months ended June 30, 2014 and 2013.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Consolidated Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
	Q2 2014	**YTD Q2 2014**	Q2 2013	YTD Q2 2013
Cost of sales [1]	**28,042**	**56,318**	23,623	47,552
Add / (Subtract):				
Change in concentrate inventory	**165**	**(753)**	(554)	(1,205)
Depletion and depreciation in concentrate inventory	**(36)**	**174**	142	388
Government royalties and mining taxes	**(354)**	**(718)**	(145)	(358)
Workers participation	**(1,083)**	**(2,450)**	106	(773)
Depletion and depreciation	**(5,375)**	**(11,148)**	(4,647)	(9,297)
Cash cost (A)	**21,359**	**41,423**	18,525	36,307
Cash cost (A)	**21,359**	**41,423**	18,525	36,307
Add / (Subtract):				
By-product credits	**(15,349)**	**(30,308)**	(12,313)	(25,607)
Refining charges	**1,991**	**3,871**	1,556	3,313
Cash cost applicable per payable ounce (B)	**8,001**	**14,986**	7,768	14,013
Payable ounces of silver production (C)	**1,552,673**	**3,022,660**	1,025,344	1,970,918
Cash cost per ounce of payable silver ($/oz) (B/C)	**5.15**	**4.96**	7.58	7.11

[1] Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

San Jose Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
	Q2 2014	**YTD Q2 2014**	Q2 2013	YTD Q2 2013
Cost of sales [1]	**15,300**	**31,434**	10,138	20,207
Add / (Subtract):				
Change in concentrate inventory	**138**	**(957)**	(497)	(818)
Depletion and depreciation in concentrate inventory	**(35)**	**216**	137	341
Government royalties and mining taxes	**(141)**	**(285)**	-	-
Workers participation	**(964)**	**(2,088)**	160	(299)
Depletion and depreciation	**(3,569)**	**(7,552)**	(2,045)	(4,251)
Cash cost (A)	**10,729**	**20,768**	7,893	15,180
Total processed ore (tonnes) (B)	**167,437**	**318,145**	102,264	195,742
Cash cost per tonne of processed ore ($/t) (A/B)	**64.08**	**65.28**	77.18	77.55
Cash cost (A)	**10,729**	**20,768**	7,893	15,180
Add / (Subtract):				
By-product credits	**(7,693)**	**(15,253)**	(4,981)	(9,989)
Refining charges	**1,086**	**2,043**	740	1,427
Cash cost applicable per payable ounce (C)	**4,122**	**7,558**	3,652	6,618
Payable ounces of silver production (D)	**1,050,112**	**2,007,266**	556,578	1,027,680
Cash cost per ounce of payable silver ($/oz) (C/D)	**3.93**	**3.77**	6.56	6.44
Mining cost per tonne	**31.04**	**32.05**	34.38	35.11
Milling cost per tonne	**16.49**	**17.25**	18.95	19.00
Indirect cost per tonne	**9.57**	**9.77**	15.36	15.87
Community relations cost per tonne	**1.52**	**0.99**	3.11	2.15
Distribution cost per tonne	**5.46**	**5.22**	5.38	5.42
Total production cost per tonne	**64.08**	**65.28**	77.18	77.55

[1] **Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation**

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine Cash Cost	Expressed in $'000's		Expressed in $'000's	
		YTD		YTD
	Q2 2014	Q2 2014	Q2 2013	Q2 2013
Cost of sales [1]	12,742	24,884	13,485	27,345
Add / (Subtract):				
Change in concentrate inventory	27	204	(57)	(387)
Depletion and depreciation in concentrate inventory	(1)	(42)	5	47
Government royalties and mining taxes	(213)	(433)	(145)	(358)
Workers participation	(119)	(362)	(54)	(474)
Depletion and depreciation	(1,806)	(3,596)	(2,602)	(5,046)
Cash cost (A)	10,630	20,655	10,632	21,127
Total processed ore (tonnes) (B)	115,920	230,035	113,906	225,322
Cash cost per tonne of processed ore ($/t) (A/B)	91.70	89.79	93.34	93.76
Cash cost (A)	10,630	20,655	10,632	21,127
Add / (Subtract):				
By-product credits	(7,656)	(15,055)	(7,332)	(15,618)
Refining charges	905	1,828	816	1,886
Cash cost applicable per payable ounce (C)	3,879	7,428	4,116	7,395
Payable ounces of silver production (D)	502,561	1,015,394	468,766	943,238
Cash cost per ounce of payable silver ($/oz) (C/D)	7.72	7.32	8.78	7.84
Mining cost per tonne	43.22	43.53	40.85	41.17
Milling cost per tonne	15.81	15.26	14.48	15.18
Indirect cost per tonne	23.95	22.50	22.96	23.74
Community relations cost per tonne	0.71	0.38	5.48	5.14
Distribution cost per tonne	8.01	8.12	9.57	8.53

[1] Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that "all-in sustaining costs" and "all-in costs" will better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, our operating performance, and our ability to generate free cash flow from current operations and on an overall Company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council ("WGC," a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company's mining operations, which form the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from current operations and provides the Company and stakeholders of the Company with additional information on the Company's operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounces sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for the three and six months ended June 30, 2014 and 2013:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Consolidated Mine All-in Cash Cost	Expressed in $'000's		Expressed in $'000's	
		YTD		YTD
	Q2 2014	Q2 2014	Q2 2013	Q2 2013
Cash cost applicable per payable ounce	8,001	14,986	7,768	14,013
Government royalty and mining tax	354	718	145	358
Workers' participation	1,349	3,055	(150)	924
Selling, general and administrative expenses (operations)	2,014	3,627	1,642	3,329
Adjusted operating cash cost	11,718	22,386	9,405	18,624
Selling, general and administrative expenses (corporate)	2,678	6,395	2,378	5,491
Sustaining capital expenditures[1]	10,595	18,959	6,784	17,338
Brownfields exploration expenditures[1]	2,034	3,572	3,973	6,988
All-in sustaining cash cost	27,025	51,312	22,540	48,441
Non-sustaining capital expenditures[1]	386	484	4,352	4,708
All-in cash cost	27,411	51,796	26,892	53,149
Payable ounces of silver operations	1,552,673	3,022,660	1,025,344	1,970,918
All-in sustaining cash cost per payable ounce of silver	17.41	16.98	21.98	24.58
All-in cash cost per payable ounce of silver	17.65	17.14	26.23	26.97

San Jose Mine All-in Cash Cost	Expressed in $'000's		Expressed in $'000's	
		YTD		YTD
	Q2 2014	Q2 2014	Q2 2013	Q2 2013
Cash cost applicable per payable ounce	4,122	7,558	3,652	6,618
Government royalty and mining tax	141	285	-	-
Workers' participation	1,205	2,610	(199)	374
Selling, general and administrative expenses (operations)	1,012	1,880	923	1,882
Adjusted operating cash cost	6,480	12,333	4,376	8,874
Sustaining capital expenditures[1]	8,403	14,985	2,342	7,648
Brownfields exploration expenditures[1]	1,679	3,041	1,955	3,707
All-in sustaining cash cost	16,562	30,359	8,673	20,229
Non-sustaining capital expenditures[1]	334	432	4,352	4,708
All-in cash cost	16,896	30,791	13,025	24,937
Payable ounces of silver operations	1,050,112	2,007,266	556,578	1,027,680
All-in sustaining cash cost per payable ounce of silver	15.77	15.12	15.58	19.68
All-in cash cost per payable ounce of silver	16.09	15.34	23.40	24.27

[1] presented on a cash basis

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine All-in Cash Cost	Expressed in $'000's		Expressed in $'000's	
		YTD		YTD
	Q2 2014	Q2 2014	Q2 2013	Q2 2013
Cash cost applicable per payable ounce	3,879	7,428	4,116	7,395
Government royalty and mining tax	213	433	145	358
Workers' participation	139	425	58	550
Selling, general and administrative expenses (operations)	1,002	1,747	719	1,447
Adjusted operating cash cost	**5,233**	**10,033**	5,038	9,750
Sustaining capital expenditures[1]	**2,192**	**3,974**	4,442	9,690
Brownfields exploration expenditures[1]	**355**	**531**	2,018	3,281
All-in sustaining cash cost	**7,780**	**14,538**	11,498	22,721
Non-sustaining capital expenditures[1]	**52**	**52**	-	-
All-in cash cost	**7,832**	**14,590**	11,498	22,721
Payable ounces of silver operations	**502,561**	**1,015,394**	468,766	943,238
All-in sustaining cash cost per payable ounce of silver	**15.48**	**14.32**	24.53	24.09
All-in cash cost per payable ounce of silver	**15.58**	**14.37**	24.53	24.09

[1] presented on a cash basis

Liquidity and Capital Resources

Second Quarter 2014 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company's cash and cash equivalents as at June 30, 2014, totaled $30.6 million (December 31, 2013: $31.7 million) and short-term investments totaled $29.6 million (December 31, 2013: $17.4 million). The Company's working capital as at June 30, 2014, totaled $73.3 million (December 31, 2013: $66.4 million).

During the three months ended June 30, 2014, cash and cash equivalents decreased $10.8 million (Q2 2013: $20.2 million). The decrease was due to net cash provided by operating activities of $6.8 million, net cash used in investing activities of $20.0 million, and net cash provided by financing activities of $2.4 million. Exchange rate changes had a positive $0.2 million impact on cash and cash equivalents. Compared with Q2 2013, the Company's expenditures on mineral properties, plant and equipment decreased $8.3 million, net purchases of short-term investments increased $7.3 million, and cash provided by operating activities increased $4.6 million.

During the three months ended June 30, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $15.1 million (Q2 2013: $5.9 million). Net cash provided by operating activities amounted to $6.8 million (Q2 2013: $2.2 million). This includes income taxes paid and interest income paid and received of $0.4 million (Q2 2013: $0.7 million) and changes in non-cash working capital items of $8.3 million (Q2 2013: $3.7 million).

Cash used by the Company in investing activities for the three months ended June 30, 2014, totaled $20.0 million (Q2 2013: $22.3 million) and comprised the following:
- $8.3 million (Q2 2013: net purchases $1.0 million) in net purchases of short-term investments,

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- $13.1 million (Q2 2013: $21.4 million) in expenditures on mineral properties, plant and equipment, and
- $1.4 million (Q2 2013: $0.1 million) in net receipts on deposits on long-term assets.

Investing activities included $13.1 million of expenditures on mineral properties, plant and equipment that comprised $11.1 million of plant and equipment and mine development and $2.0 million of brownfields exploration.

During the three months ended June 30, 2014, cash provided by financing activities totaled $2.4 million (Q2 2013: used $0.1 million) and comprised the repayment of finance lease obligations of $nil (Q2 2013: $0.1 million) and net proceeds on issuance of common shares of $2.4 million (Q2 2013: $nil).

First Six Months 2014 Liquidity and Capital Resources

Working capital for the six months ended June 30, 2014 increased $6.9 million, to $73.3 million (December 31, 2013: $66.4 million). This reflects the increases in short term investments of $12.2 million, accounts receivable and other assets of $5.7 million, and decreases in provisions of $0.1 million and current portion of other liabilities of $0.2 million. The increase in working capital was offset by decrease in cash and cash equivalents of $1.1 million, prepaid expenses of $0.2 million, inventories of $0.5 million, and increases in trade and other payables of $5.9 million and income taxes payable of $3.6 million.

During the six months ended June 30, 2014, cash and cash equivalents decreased $1.1 million (2013: $15.0 million). The decrease was due to net cash provided by operating activities of $31.1 million, net cash used in investing activities of $34.7 million, and net cash provided by financing activities of $2.4 million. Exchange rate changes had no impact on cash and cash equivalents. Compared with 2013, the Company's expenditures on mineral properties, plant and equipment decreased $16.4 million, net purchases of short-term investments increased $13.2 million, and cash provided by operating activities increased $7.3 million.

During the six months ended June 30, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $32.0 million (2013: $22.2 million). Net cash provided by operating activities amounted to $31.1 million (2013: $23.8 million). This includes income taxes paid and interest income paid and received of $1.5 million (2013: $1.5 million) and changes in non-cash working capital items of $0.9 million (2013: $1.7 million).

Cash used by the Company in investing activities for the six months ended June 30, 2014, totaled $34.7 million (2013: $38.4 million) and comprised the following:
- $12.2 million (2013: net redemptions $1.0 million) in net purchases of short-term investments,
- $23.1 million (2013: $39.5 million) in expenditures on mineral properties, plant and equipment, and
- $0.6 million (2013: $0.1 million) in net receipts on deposits on long-term assets.

Investing activities included $23.1 million of expenditures on mineral properties, plant and equipment that comprised $19.5 million of plant and equipment and mine development and $3.6 million of brownfields exploration.

During the six months ended June 30, 2014, cash provided by financing activities totaled $2.4 million (2013: used $0.3 million) and comprised the repayment of finance lease obligations of $0.2 million (2013: $0.3 million) and net proceeds on issuance of common shares of $2.6 million (2013: $nil).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions				
	Expected payments due by period as at June 30, 2014				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 21.8	$ -	$ -	$ -	$ 21.8
Income tax payable	3.6	-	-	-	3.6
Other liabilities	0.1	5.3	-	-	5.4
Operating leases	0.6	1.1	0.1	-	1.8
Provisions	0.5	0.8	1.4	10.6	13.3
	$ 26.6	$ 7.2	$ 1.5	$ 10.6	$ 45.9

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $'000's)

As at June 30, 2014, $2,821 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes $2,821 for tailing dam development at the San Jose property.

Other Commitments (expressed in $'000's)

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure". The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $19 per month and the average monthly charge for 2014 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at June 30, 2014 are as follows:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	Expressed in $'000's				
	Expected payments due by period as at June 30, 2014				
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Office premises - Canada	$ 86	$ 299	$ 89	$ -	$ 474
Office premises - Peru	391	781	-	-	1,172
Office premises - Mexico	3	-	-	-	3
Total office premises	$ 480	$ 1,080	$ 89	$ -	$ 1,649
Computer equipment - Peru	93	50	-	-	143
Computer equipment - Mexico	17	2	-	-	19
Total computer equipment	$ 110	$ 52	$ -	$ -	$ 162
Total operating leases	$ 590	$ 1,132	$ 89	$ -	$ 1,811

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $'000's)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢ directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;
➢ certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,
➢ the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine. In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas' mine closure plan, in the amount of $1,204 (2013: $1,204). This bank letter of guarantee expires on December 31, 2014.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas's regulatory compliance with the electric transmission line project, in the amount of $3 (2013: $3). This bank letter of guarantee expires on December 11, 2014.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions *(expressed in $'000's)*

a)   Purchase of Goods and Services

The Company entered into the following related party transactions:

Transactions with related parties	Expressed in $'000's Three months ended June 30,		Expressed in $'000's Six months ended June 30,	
	2014	2013	**2014**	2013
Salaries and wages [1,2]	$ **36**	$ 30	$ **51**	$ 55
Other general and administrative expenses [2]	**15**	14	**77**	91
	$ **51**	$ 44	$ **128**	$ 146

[1] Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

[2] Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. ("Gold Group"), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)   Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company. The compensation paid or payable to key management for services is shown below:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

| | Expressed in $'000's Three months ended June 30, | | | Expressed in $'000's Six month ended June 30, | |
	2014	2013		**2014**	2013
Salaries and other short term employee benefits	**$ 881**	$ 491	**$**	**2,771**	$ 1,339
Directors fees	**91**	102		**204**	195
Consulting fees	**41**	44		**82**	89
Share-based payments	**3,063**	720		**5,595**	1,547
	$ 4,076	$ 1,357	**$**	**8,652**	$ 3,170

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

c)   Period End Balances Arising From Purchases of Goods/Services

	Expressed in $'000's	
Amounts due from related parties	**June 30, 2014**	December 31, 2013
Owing from a company with common director [3]	**$ 37**	$ -

[3] Owing from a company with directors and officers in common with the Company at June 30, 2014.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $'000's	
Amounts due to related parties	**June 30, 2014**	December 31, 2013
Owing to company(ies) with common directors [4]	**$ 11**	$ 20

[4] Owing to Gold Group Management Inc. ("Gold Group)" who has a director in common with the Company.

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements ("Financial Statements") requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

i. *Critical Judgments*

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
- In concluding when commercial production has been achieved, the Company considered the following factors:
    - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
    - the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,
    - the ability to sustain ongoing production of ore at a steady or increasing level.
- The identification of reportable segments, basis for measurement and disclosure of the segmented information.
- The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.
- The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.
- Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii. *Estimates*

- the recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;
- the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;
- the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
- the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks *(expressed in $'000's)*

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

a)   Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.   The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the six months ended June 30, 2014, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

i.   *Assets and Liabilities Measured At Fair Value on a Recurring Basis*

Fair Value Measurements

	Expressed in $'000's			
	Quoted Prices in Active Markets for Identical Assets	**Significant and Other Observable Inputs**	**Significant Unobservable Inputs**	**Aggregate Fair Value**
At June 30, 2014	**Level 1**	**Level 2**	**Level 3**	
Cash and cash equivalents	$ 30,605	$ -	$ -	$ 30,605
Short term investments	29,563	-	-	29,563
Trade receivable from concentrate sales [1]	-	19,340	-	19,340
	$ 60,168	$ 19,340	$ -	$ 79,508

[1] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

ii.   *Fair Value of Financial Assets and Liabilities*

Fair Values of Financial Assets and Liabilities

	Expressed in $'000's			
	June 30, 2014		December 31, 2013	
	Carrying amount	**Estimated fair value**	Carrying amount	Estimated fair value
Financial assets				
Cash and cash equivalents [1]	$ 30,605	$ 30,605	$ 31,704	$ 31,704
Short term investments [1]	29,563	29,563	17,411	17,411
Trade receivable from concentrate sales [2]	19,340	19,340	9,797	9,797
Advances and other receivables	2,280	2,280	3,883	3,883
Due from related parties [1]	37	37	-	-
	$ 81,825	$ 81,825	$ 62,795	$ 62,795
Financial liabilities				
Trade and other payables [1]	$ 20,423	$ 20,423	$ 15,272	$ 15,272
Due to related parties [1]	11	11	20	20
Other liabilities [3]	753	754	540	544
	$ 21,187	$ 21,188	$ 15,832	$ 15,836

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

[1] Fair value approximates the carrying amount due to the short term nature and historically negible credit losses.

[2] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

b) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company's income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at June 30, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

| | Expressed in '000's | | | | | |
| | June 30, 2014 | | | December 31, 2013 | | |
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 4,305	S/. 6,887	$ 7,937	$ 2,699	S/. 619	$ 10,994
Short term investments	2,540	-	-	3,286	-	-
Accounts receivable and other assets	331	2,782	12,302	306	7,917	33,818
Deposits on long term assets and long term borrowing costs	213	-	2,137	355	-	-
Trade and other payables	(2,179)	(13,987)	(90,217)	(1,181)	(12,659)	(49,618)
Due to related parties	(12)	-	-	(22)	-	-
Provisions, current	-	(576)	(4,212)	-	(349)	(6,499)
Income tax payable	-	(37)	(44,680)	-	(2,213)	-
Other liabilities	(5,585)	-	(405)	(2,477)	-	(350)
Provisions	-	(19,629)	(62,562)	-	(18,544)	(45,499)
Total	$ (387)	S/. (24,560)	$ (179,700)	$ 2,966	S/. (25,229)	$ (57,154)
Total US$ equivalent	$ (363)	$ (8,784)	$ (13,789)	$ 2,773	$ (9,023)	$ (4,371)

Based on the above net exposure as at June 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $40 (2013: $308) and a net loss of $2,508 (2013: net loss $1,489).

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

c)   Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions. These investments mature at various dates within one year. All of the Company's trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company's maximum exposure to credit risk as at June 30, 2014 is as follows:

	Expressed in '000's	
	June 30, 2014	December 31, 2013
Cash and cash equivalents	$ **30,605**	$ 31,704
Short term investments	**29,563**	17,411
Accounts receivable and other assets	**22,751**	17,040
Due from related parties	**37**	-
	$ **82,956**	$ 66,155

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

d)   Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within three years or before April 22, 2016. The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility. No funds were drawn from this credit facility.

(Refer to Contractual Obligations for the expected payments due as at June 30, 2014.)

Significant Changes Including Initial Adoption of Accounting Standards

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and, IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.

The Company has adopted the above amendments which do not have a significant impact on the Company's Financial Statements.

New Accounting Standards

IFRS 11 Joint Arrangements (Amendment)
The amendment to IFRS 11 *Joint Arrangements* adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. Transactions before the adoption date are grandfathered.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)
The amendment to IAS 16 *Property, plant and equipment* and IAS 38 *Intangible assets* on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual periods starting on or after January 1, 2016, with earlier application permitted.

IFRS 15 Revenue from Contracts with Customers
IFRS 15, *Revenue from Contracts with Customers* specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

IFRS 9 Financial Instruments - Classification and Measurement
IFRS 9, *Financial Instruments:* IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 *Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)*

The amendment to IFRS 9 *Financial Instruments* which includes the new hedge accounting requirements and some related amendments to IAS 39 *Financial Instruments; Recognition and Measurement* and IFRS 7 *Financial Instruments; Disclosures.* IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

IFRS 9 Financial Instruments - Expected Credit Losses

On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 *Financial Instruments*, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 *Financial Instruments: Recognition and Measurement* and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018. Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company's website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company's outstanding share position as at August 12, 2014 is 127,131,843 common shares. In addition, 4,415,655 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Incentive Stock Options:	65,510	$6.67	August 29, 2014
	1,505,700	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	979,773	$3.38	May 29, 2016
	103,800	$1.55	July 5, 2016
	250,000	$2.22	January 11, 2017
	49,084	$6.67	February 20, 2017
	767,935	$4.30	March 23, 2017
	253,853	$3.79	July 31, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
TOTAL OUTSTANDING OPTIONS	**4,415,655**		

Other Risks and Uncertainties

For further information regarding the Company's operational risks, please refer to the section entitled "Description of the Business - Risk Factors" in the Annual Information form for the year ended December 31, 2013, available at www.sedar.com.

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Controls and Procedures

Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators ("CSA") as of June 30, 2014, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company's management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company's financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company's management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company's internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of June 30, 2014, the Company's internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management's Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Boris G. Caro, Technical Services Corporate Manager, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member Number 0229)

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

and is responsible for ensuring that the information contained in this Management's Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

<u>**Cautionary Statement on Forward-Looking Statements**</u>

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

- mineral "reserves" and "resources" as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
- timing of the completion of construction activities at the Company's properties and their completion on budget;
- production rates at the Company's properties;
- cash cost estimates;
- timing to achieve full production capacity at the Company's properties;
- timing for completion of infrastructure upgrades related to the Company's properties;
- timing for delivery of materials and equipment for the Company's properties;
- the sufficiency of the Company's cash position and its ability to raise equity capital or access debt facilities;
- the Company's planned processing, and estimated major investments for mine development, tailings dam expansion, the water evaporation control project and brownfields exploration, at the San Jose property in 2014;
- the Company's expectation for an additional processing plant expansion to 2,000 tpd by the beginning of the second quarter of 2014 resulting in an increase in production without incurring additional capital investments at the San Jose property;
- the Company's intention to conduct engineering studies to assess a further expansion beyond 2,000 tpd at the San Jose property;
- the Company's planned processing, estimated capital expenditures, and anticipated major investments for mine development, maintenance and energy, and brownfields exploration, at the Caylloma property during 2014;
- the Company's plans for the 2014 brownfields exploration program at the Caylloma property;
- management's belief that the Company's current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility;
- management's belief that if the Company needs to access the capital markets for additional financial resources, the Company will be able to do so at prevailing market rates;

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

- the expected maturities of the Company's financial liabilities, finance leases and other contractual commitments; and
- management's expectation that none of the investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will have a material effect on the results of operations or financial conditions of the Company.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company's current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, gold, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company's current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company's current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with mineral exploration and project development; the need for additional financing; operational risks associated with mining and mineral processing; uncertainty relating to concentrate treatment charges and transportation costs; uncertainty relating to capital and operating costs, production schedules, and economic returns; uncertainties relating to general economic conditions; the Company's substantial reliance on the Caylloma and San Jose mines for revenues; risks related to the integration of businesses and assets acquired by the Company; risks associated with entering into commodity forward and option contracts for base metals production; potential conflicts of interest involving the Company's directors and officers; the risk that monies allotted for land reclamation may not be sufficient; risks associated with potential legal proceedings; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the "Risks and Uncertainties" section in the MD&A and in the "Risk Factors" section in the Company's Annual Information Form for the financial year ended December 31, 2013 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements

FORTUNA SILVER MINES INC.
Management's Discussion and Analysis
For the second quarter ended June 30, 2014
(Dollar amounts expressed in US dollars, unless otherwise indicated)

are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.